Exhibit 33

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (“Grown Rogue” or the “Company”)

550 Airport Road

Medford, Oregon

United States 97504

Item 2	Date of Material Change

October 4, 2023 and October 5, 2023

Item 3	News Release

A news release was issued by the Company on October 4, 2023 through the facilities of Cision, and a joint news release was issued by Goodness Growth on October 6, 2023 through the facilities of GlobeNewsWire. Both press releases were filed under the Company’s profile on SEDAR+.

Item 4	Summary of Material Change

On October 4, 2023, the Company announced that it has signed a definitive agreement (the “Definitive Agreement”) with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (“CRC”). ABCO has a conditional cultivation and manufacturing license already issued by the CRC and anticipates receiving its annual cultivation license shortly.

Additionally, on October 5, 2023, the Company, pursuant to an advisory agreement (the “Advisory Agreement”) with Goodness Growth Holdings, Inc. (“Goodness Growth”), issued to Goodness Growth of 8,500,000 warrants to purchase common shares in exchange for 10,000,000 warrants of Goodness Growth, as previously announced on May 25, 2023. The Company supports Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower in Minnesota and Maryland.

Item 5.1	Full Description of Material Change

New Jersey Expansion

The key deal terms under the Definitive Agreement are as follows:

●	Grown Rogue has an option to acquire 70% of ABCO in two tranches, 49% in the first tranche (“Tranche 1”) and 21% in the second (“Tranche 2”), pending regulatory approval.

●	Grown Rogue anticipates exercising its Tranche 1 option upon receiving licensing approval from the CRC with its Tranche 2 option, pending regulatory approval, 2 years after the commencement of operations.

●	Grown Rogue has also secured the right to purchase the remaining 30% of ABCO as follows: at any time after the second anniversary of the date Grown Rogue has exercised its option to purchase an additional twenty-one percent (21%) of the equity of ABCO and therefore holds no less than seventy percent (70%) of the issued and outstanding stock of ABCO, then Grown Rogue shall have the right, but not the obligation, to deliver to the other stockholders of ABCO (the “Selling Stockholders”) a written notice (the “Notice”) to purchase the Selling Stockholders’ entire stock of ABCO for a purchase price equal to the fair market value of the stock (the “Call Price”) as determined by the parties pursuant to ABCO’s then-current stockholder agreement (the “Stockholder Agreement”).Thereafter, the parties shall have no later than sixty (60) business days following receipt by the Selling Stockholders of the Notice to complete such transaction. Grown Rogue shall have sole discretion as to its preferred method to pay the Call Price, inclusive of 100% cash, or cash and the issuance of shares of the Issuer, as detailed in the Stockholder Agreement.

●	Grown Rogue is paying US$10,000 per option. At the exercise of its Tranche 1 option, Grown Rogue has the option to pay US$1,390,000 (“Tranche 1 Price”) at closing or execute a 12.5% interest only note for 2 years at which time the Tranche 1 Price is due and payable. At the exercise of its Tranche 2 option, Grown Rogue will pay US$590,000 (“Tranche 2 Price”) at closing.

●	Except for $100,000 going to the current members of ABCO, the remainder of the Tranche 1 Price and Tranche 2 Price will be used to fund tenant improvements or for general working capital at the ~50,000 square foot facility (“Facility”) leased by ABCO. In addition, pending regulatory approval and construction needs, Grown Rogue has agreed to loan up to US$4,000,000 for improvements at the Facility (“Drawdown Loan”).

●	The exercise of the Tranche 1 and Tranche 2 options and the Drawdown Loan are all subject to regulatory approval.

Warrant Issuance

On October 5, 2023, Goodness Growth issued 10,000,000 warrants to purchase subordinate voting shares of Goodness Growth to Grown Rogue, with a strike price equal to C$0.317 (US$0.233), which represented a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares on the trading day immediately prior to the effective date of the Advisory Agreement. Similarly, Grown Rogue issued 8,500,000 warrants to purchase shares of Grown Rogue to Goodness Growth, with a strike price equal to C$0.225 (US$0.166), which represented a 25.0 percent premium to the 10-day VWAP of Grown Rogue’s subordinate voting shares on the trading day immediately prior to the effective date of the Advisory Agreement. The warrants exchanged in the Advisory Agreement were issued with five-year terms to exercise (provided that the Grown Rogue warrants may terminate earlier on an insolvency event relating to Goodness Growth).

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

October 13, 2023.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, and (iii) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.